

Via U.S. Mail and Facsimile

Mail Stop 4631

July 27, 2009

Dean L. Cash
Chief Executive Officer
ATEL 14, LLC
600 California Street, 6th Floor
San Francisco, California 94108

> **Re: ATEL 14, LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 15, 2009**
> **File No. 333-159578**

Dear Mr. Cash:

We have reviewed your filing and the response letter from your counsel dated July 15, 2009. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-1</u>

<u>Federal Tax Consequences, page 64</u>

1. We note your response to prior comment 13. Only if significant doubt exists should counsel express a "more likely than not" opinion. Further, any such opinion should be clearly and specifically identified. In this case, counsel must

also explain the reasons for doubt and the degree of uncertainty in the opinion, and provide risk factor disclosure setting forth the risks to investors. In addition, counsel should provide a firm opinion as to the taxation to investors. Please revise accordingly, or remove the "more likely than not" qualification. We may have additional comments upon review of your response.

Exhibit 5.1 – Legal opinion

2. Based on our conversation with your counsel today, we understand that it is the opinion of your counsel that when the securities are issued and sold in the manner contemplated by the registration statement, including the operating agreement, the securities will be validly authorized, legally issued, fully paid and non-assessable. Please have your counsel revise the third paragraph of the legal opinion accordingly.

Exhibit 8.1 – Tax opinion

3. Please revise the consent language to also refer to the reference to the firm in the Prospectus under the caption "Federal Income Tax Consequences."

Supplemental Sales Material

4. Ensure that the information in the sales material is consistent with the prospectus disclosure. For example, your discussion under Growth Capital Financing on page 40 of the prospectus states that you will provide this financing for companies that have or are expected to attract sufficient equity venture capital to finance their operations until they are profitable. In contrast, the sales material suggests that these companies will already be "backed by top tier venture capital firms". In addition, the prospectus does not include the U.S. Corporate Financing information that appears under "Credit Tenant Leases" or the four primary diversification criteria that are discussed under "Exceptional Risk Management".

5. Your sales material should present a balanced discussion of both risk and reward and be consistent with the representations in the prospectus. For example, when you discuss the current economic environment as an "opportunity" in your sales literature, you should also discuss the risks stated in the prospectus related to economic conditions and market factors. In particular, we note that the risk factors on pages 12 and 13 of your prospectus discuss the adverse impact that the economic environment may have on the demand for equipment, lease terms, excess used inventory in the market, reduced interest rates and reduced demand for lease financing, borrower or lessee defaults, the residual value of leased equipment and the risks borrowing to finance the

acquisition of equipment. Note that this is not meant to represent an all-inclusive list of where your sales material disclosure should be improved. We encourage you to provide further clarification throughout your sales materials. We may have further comments after we review your response.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

Dean L. Cash
ATEL 14, LLC
July 27, 2009
Page 4

cc: Paul J. Derenthal, Esq. *(via facsimile 510/834-8309)*
        Derenthal & Dannhauser LLP
        1999 Harrison Street, 26th Floor
        Oakland, California 94612